Form N-SAR

Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Janus Worldwide Fund
2-34393, 811-1879

Effective May 16, 2011, the following replaces the corresponding information under "Principal Investment Strategies" in the Fund Summary section of the Prospectus for the Fund:

Principal Investment Strategies
The Fund pursues its investment objective by investing primarily in equity securities, which include, but are not limited to, common stocks, preferred stocks, and depositary receipts of companies of any size located throughout the world. The Fund normally invests in issuers from several different countries, including the United States. The Fund may, under unusual circumstances, invest in a single country. The Fund may have significant exposure to emerging markets. The Fund may also invest in foreign equity and debt securities.

The portfolio manager applies a "bottom up" approach in choosing investments. In other words, the portfolio manager looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Fund's investment policies.

The Fund may invest a significant portion of its assets in derivatives, which are instruments that have a value derived from an underlying asset, such as stocks, bonds, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Fund invests. The Fund intends to invest in derivative instruments (by taking long and/or short positions) including, but not limited to, put and call options, swaps, and forward currency contracts to increase or decrease the Fund's exposure to a particular market, to manage or adjust the risk profile of the Fund, and to earn income and enhance returns. The Fund may also invest in derivative instruments for other purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions).